

April 5, 2012

Via E-mail
Mr. Christopher J. Swift
Executive Vice President and Chief Financial Officer
The Hartford Financial Services Group, Inc.
One Hartford Plaza
Hartford, Connecticut 06155

Re: The Hartford Financial Services Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 001-13958

Dear Mr. Swift:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

General

1. We have not yet reviewed the Part III information that is incorporated by reference into your Form 10-K. We may have further comments after reviewing that information and advise you that we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Item 1A. Risk Factors, page 14
"If we are unable to maintain the availability of our systems and safeguard the security of our data due to the occurrence of disasters or a cyber…", page 25

2. You disclose that your business is highly dependent on your ability, and the ability of certain third parties, to access certain systems to perform necessary business functions. We note that you also disclose that your systems and the systems of third parties may be subject to a computer virus or other malicious code, unauthorized access, a cyber attack or other

computer related violation. Please tell us whether you have experienced a virus or other malicious code, unauthorized access, a cyber attack or other computer related violation in the past and, if so, whether disclosure of that fact would provide the proper context for your risk factor disclosures. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Notes to Consolidated Financial Statements

1. Basis of Presentation and Accounting Policies
Revenue Recognition, page F-9

3. You recognized $4,750 million of fee income. Other than your disclosure describing fee income and your accounting policy for universal life-type contracts, you do not provide similar disclosure for other sources of fee income. Please provide us proposed disclosures to be included in future periodic filings regarding the nature of each significant fee revenue source and your accounting policy.

5. Investments and Derivative Instruments
Security Unrealized Loss Aging, F-37

4. You disclose in the tables on page F-37 that you have an unrealized loss of $174 million on equity security holdings that have been in an unrealized loss position for over 12 months at December 31, 2011. The unrealized loss represents about a 40% loss on your original equity investments and an increase in the unrealized loss percentage from 20% at December 31, 2010. Please tell us the objective evidence that supports your conclusion at December 31, 2011 that an other than temporary impairment is not necessary. In your analysis please consider that an equity security would have to increase 67% to recover a 40% decline in its cost basis. Please refer to SAB Topic 5M.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Laura Crotty, Staff Attorney, at (202) 551-3563 or Jennifer Riegel, Special Counsel, at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant